UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
20254

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nationwide Investment Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Nationwide Plaza, Mailing Code 1-33-401
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ewan Roswell	800-882-2822	roswele@nationwide.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

191 W. Nationwide Blvd.	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ewan Roswell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nationwide Investment Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jennifer Foster-Hardin
Notary Public, State of Ohio
My Commission Expires 11/16/2026

Signature:

Title:
AVP - Finance Controllership

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Nationwide Investment Services Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Investment Services Corporation (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1982.

Columbus, Ohio
March 7, 2022

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

		December 31, 2021
Assets		
Cash	$	332,566
Short-term investments		983,049
Deferred income tax		750
Accrued interest income		6
Prepaid expense and other assets		5,433
Total assets	$	1,321,804
Liabilities and stockholder's equity		
Liabilities		
Payable to affiliates	$	44,553
Total liabilities	$	44,553
Stockholder's equity		
Common stock of $1 par value. Authorized shares 10,000; issued and outstanding 5,000 shares	$	5,000
Additional paid-in capital		1,020,000
Retained earnings		252,251
Stockholder's equity	$	1,277,251
Total liabilities and stockholder's equity	$	1,321,804

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

	Year ended December 31, 2021
Revenues	
Commissions and related fees	$ 516,000
Interest income	114
Total revenues	$ 516,114
Expenses	
Regulatory assessment and other fees	$ 439,296
Professional fees	88,325
State and local tax	1,667
Total expenses	$ 529,288
Loss before income tax benefit	$ (13,174)
Income tax benefit	(2,768)
Net loss	$ (10,406)

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Changes in Stockholder's Equity

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance as of December 31, 2020	$ 5,000	$ 1,020,000	$ 262,657	$ 1,287,657
Net loss	-	-	(10,406)	(10,406)
Balance as of December 31, 2021	$ 5,000	$ 1,020,000	$ 252,251	$ 1,277,251

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

		Year ended December 31, 2021
Cash flows from operating activities		
Net loss	$	(10,406)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Deferred income tax		2,606
Accrued interest income		5
Prepaid expense and other assets		(5,340)
Increase in liabilities:		
Payable to affiliates		2,976
Net cash used in operating activities	$	(10,159)
Cash flows from investing activities		
Increase in:		
Short-term investments		(120)
Net cash used in investing activities	$	(120)
Net decrease in cash	$	(10,279)
Cash at beginning of year		342,845
Cash at end of year	$	332,566
Supplemental cash flow information:		
Income taxes paid	$	26

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Investment Services Corporation ("the Company") is a wholly-owned subsidiary of Nationwide Life Insurance Company ("NLIC"), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(1) (limited business) exemption provision of the Rule. To qualify for the exemption, the Company's transactions must be limited to trades of redeemable securities of registered investment companies, variable annuities or variable life insurance products and the Company must not carry customer funds.

The Company is the general distributor of variable annuities and variable life products of NLIC and Nationwide Life and Annuity Insurance Company ("NLAIC"), a wholly-owned subsidiary of NLIC. In addition, the Company provides distribution services related to certain trust products for Nationwide Trust, FSB, a wholly-owned subsidiary of NFS. The Company has registered representatives who provide educational services to retirement plan sponsors and their plan participants.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

COVID-19

On March 11, 2020, the World Health Organization declared the novel coronavirus ("COVID-19") a pandemic. The COVID-19 pandemic conditions create financial market volatility and uncertainty regarding whether and when certain customer behaviors will return to historical patterns, including sales of new and retention of existing policies. Although impacting certain sales and revenues, none of the aforementioned items have had a material impact on the overall financial condition of the Company. The extent to which the COVID-19 pandemic may impact the Company's ongoing operations and financial condition will depend on future developments that are evolving and uncertain.

Cash

Cash consists of cash deposited in noninterest-bearing accounts.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are carried at fair value based on its daily reported net asset value.

Income Taxes

The Company files with the NMIC consolidated federal income tax return. Members of the NMIC consolidated federal income tax return groups participate in a tax sharing agreement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate subsidiary financial statements. This approach provides for a current tax benefit to the subsidiary for losses that are utilized in the consolidated tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2021, since no uncertain tax positions have been identified.

Recognition of Revenue and Expenses

The Company earns revenues through expense reimbursements from NLIC related to expenses incurred while acting as an agent in the distribution of variable annuities, variable life and trust products. The Company accounts for revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers. The revenues are recognized when earned based on agreements with related parties as discussed in Note 6. The Company records revenues based on a percentage of commission revenue and fees collected. The Company considers commission revenue and fees collected to be outside the control of the Company at contract inception, and as such, revenue is considered constrained, variable revenue within FASB ASC 606. As the Company is not primarily responsible for fulfilling the sales on which these reimbursements are earned, they represent the agent of this relationship and record the associated revenue on a net basis. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2021. Interest income is outside of the scope of FASB ASC 606 and is recognized as earned, on a monthly basis.

All expenses are recognized in the period incurred and consist primarily of FINRA assessments and audit fees.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall between different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in Level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 983,049	$ -	$ -	$ 983,049
Assets at fair value	$ 983,049	$ -	$ -	$ 983,049

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (“the Rule”). Accordingly, the Company is required to maintain minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The minimum net capital requirement was $5,000 at December 31, 2021. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2021, the Company exceeded the FINRA minimum net capital by $1,246,407. In addition, the Company’s aggregate indebtedness was 3.6% of net capital. As such, both elements of the net capital requirements were met.

(5) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company’s financial position.

The Company is subject to oversight by federal and state regulatory entities, including but not limited to the Department of Labor and the IRS. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company cooperates with regulators.

(6) Related Party Transactions

Commissions and related fees are generated entirely from related parties. The Company has entered into agreements with Nationwide Retirement Solutions (“NRS”), Nationwide Fund Distributors LLC (“NFD”), Nationwide Trust, FSB, NLIC, and NLAIC, all affiliated companies, whereby the Company acts as a broker-dealer and collects mutual fund service fee payments on behalf of these companies related to variable life, variable annuity and trust product sales. For the year ended December 31, 2021, commission revenue and related fees collected by the Company and passed through to affiliates were $192,587,206 and are reported net.

Commissions and related fees presented in the Company’s Statement of Operations represent the amounts received from NLIC, under the terms of distribution and cost sharing agreements, to reimburse the Company for direct expenses incurred while acting as a collection agent for mutual fund service fee payments and as the general distributor of variable annuities and variable life products of NLIC and NLAIC. Periodically, management reviews the revenues of the Company to ensure they are sufficient to cover NISC expenses incurred while providing the distribution services. Within the cost sharing agreement, NLIC has agreed to assume responsibility for expenses associated with operational and administrative services performed by NLIC on NISC’s behalf. NISC does not record these expenses.

As of December 31, 2021, the Payable to affiliates was $44,553. The Payable to affiliates is settled in cash on a monthly basis.

(7) Federal Income Taxes

For the year ended December 31, 2021, total federal income tax expense does not significantly differ from the amount computed by applying the U.S. Federal income tax rate of 21%. For the year ended December 31, 2021, total federal income tax expense is comprised of $5,374 current tax benefit and $2,606 deferred tax expense. In 2021, the Company recognized a deferred tax asset in the amount of $750 for net operating loss carryforwards. The gross net operating loss carryforward was $3,571, which expires between 2037 and indefinitely.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized. Based on analysis at the NMIC consolidated federal income tax level, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances.

The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities through the 2017 tax year.

(8) Subsequent Events

The Company evaluated subsequent events through March 7, 2022, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2021

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$	1,277,251
2. Deduct member's equity not allowable for net capital		-
3. Total member's equity qualified for net capital		1,277,251
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		1,277,251
6. (Deductions) and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		(6,183)
B. Other (deductions) and/or charges		-
7. Other additions and/or (credits)		-
8. Net capital before haircuts on securities positions		1,271,068
9. Haircuts on securities		(19,661)
10. Net capital	$	1,251,407

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of Line 19)	$	2,970
12. Minimum net capital requirement of reporting broker		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less line 13)		1,246,407
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,245,407

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from Statement of Financial Condition	$	44,553
17. Add drafts for immediate credit		-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19. Total aggregate indebtedness	$	44,553
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		3.6%

Schedule of Nonallowable Assets (Line 6A)

Deferred income tax	$	750
Prepaid expenses and other assets		5,433
Total Line 6A	$	6,183

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2021, which was filed on **January 26, 2022**.

See accompanying report of independent registered public accounting firm.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Investment Services Corporation:

We have reviewed management's statements, included in the accompanying Nationwide Investment Services Corporation 2021 Exemption Report (the Exemption Report), in which (1) Nationwide Investment Services Corporation (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
March 7, 2022

Nationwide®
is on your side

Nationwide Investment Services Corporation 2021 Exemption Report

Nationwide Investment Services Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provision of 17 C.F.R. § 240. 15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k)(1) throughout the recent fiscal year ending December 31, 2021.

Nationwide Investment Services Corporation

We, Ewan Roswell and James Rabenstine, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

By: Ewan Roswell

Title: **AVP, Finance Controllership**
Date: March 7, 2022

By: Jim Rabenstine

Title: **VP, Chief Compliance Officer**
Date: March 7, 2022

One Nationwide Plaza
Columbus, OH 43215-2220